Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS RESULTS FOR THE
THIRD QUARTER OF 2012

MONTREAL, Quebec, Canada, November 8, 2012 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), today announced financial and operational results for its third quarter ended September 30, 2012. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q3 2012 net earnings of $0.3 million, or $0.01 per share, versus Q3 2011 net earnings of $6.1 million, or $0.19 per share; Year-to-date net loss of $28.5 million, or $0.85 per share, versus net earnings of $19.8 million, or $0.63 per share, in the first nine months of 2011;

  Year-to-date adjusted net earnings1 of $0.8 million, or $0.02 per share, versus adjusted net earnings of $17.5 million, or $0.55 per share, in the first nine months of 2011;

  Q3 2012 gold sales of 16,691 ounces at an average selling price of US$1,669 (CAN$1,673) per ounce, versus gold sales of 17,832 ounces at an average selling price of US$1,720 (CAN$1,701) per ounce in Q3 2011;

  Q3 and year-to-date 2012 cash flows from operating activities of $0.15 and $0.23 per share respectively, versus $0.37 and $0.92 per share in the comparable year-ago periods;

  Continued positive exploration drill results announced at Island Gold Mine; Resource calculation at depth expected in Q1 2013;

  Successful early retirement of $10.0 million of debentures and cash position increased by $26.0 million as a result of a private placement completed during the quarter;

  $66.6 million in working capital and $66.2 million of cash and cash equivalents as at September 30, 2012; no gold or currency hedging contracts and limited long-term debt.

Mr. Paul Carmel, President and CEO, commented on the quarter: “Our third quarter results, although an improvement over Q2, remain below our expectations due to a challenging quarter at our Quebec operations. Cash costs at the Francoeur and Beaufor mines were above expectations, primarily due to lower than expected grades. Francoeur’s performance can also be explained by start-up issues and the tight labour situation for experienced underground miners in Quebec, which translated into tonnage shortfalls. Another important factor leading to our lower earnings were high exploration and project evaluations costs, which totaled $4.6 million (or $0.14/share) in the quarter, and reflect our deep exploration program at our Island Gold Mine, and our ongoing project optimization efforts and diamond drilling at Wasamac. These are relatively large expenses for a company of Richmont’s size, but must be done to ensure its growth.”

[1]

The adjusted net earnings is a financial performance measure with no standard definition under IFRS. In 2012, it excludes the $33.2 million ($27.9 million after-tax) write-down on the Francoeur Mine assets and the payment of $2.0 million ($1.5 million after-tax) severance compensation to the Corporation’s ex-President and CEO. In 2011, adjusted net earnings exclude a $3.0 million ($2.3 million after-tax) gain on sale of the Valentine Lake property. See page 15 of the Corporation’s Q3 2012 MD&A for more information.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

He continued: “Balance sheet-wise, the quarter was an important one. We completed a $26 million private placement that restored the Corporation’s cash position to the $60.0 million level, and we successfully removed essentially all long-term debt as a result of the early retirement of the $10.0 million of debentures. Richmont’s shares outstanding increased from 33.6 to 39.6 million shares outstanding, well below that of most of its peers in the industry.”

Lastly, Mr. Carmel commented on the Corporation’s exploration efforts: “Most exciting during the quarter was our outstanding deep drill results at our Island Gold operation. We have added a third diamond drill underground in an effort to complete our initial resource estimate by Q1 2013. Grades, widths and continuity of the C Zone at depth are exceeding our expectations and we look forward to keeping the market apprised of developments as they become available.”

Mr. Carmel concluded: “In the near-to-medium term, we will continue to focus on maximizing productivity, enhancing mine sequencing and increasing recovered grades at our operating mines, and ramping up the Francoeur Mine to full production levels. We will similarly be focused on advancing our deep drilling exploration work at the Island Gold Mine, with the objective of generating a resource calculation for the area below the current infrastructure and existing resource base, and continuing exploration and project optimization work on the Wasamac Gold Property. With approximately 73% of our 2012 production objective realized at the end of the third quarter, we are on track to meet our gold production objective of 65,000 ounces for the year, and are targeting 2013 production of approximately 85,000 to 95,000 ounces of gold. Finally, while developing the production profile of our existing asset base remains the core of Richmont’s efforts to generate increased shareholder value, we continue to evaluate selective acquisition opportunities that would complement and enhance our already sizeable property base.”

Third Quarter Results

Precious metals revenue for the third quarter of 2012 was $27.9 million, below the $30.3 million of revenue generated in the comparable quarter of 2011. The decline reflects a 6% decrease in the number of gold ounces sold and a lower average selling price of US$1,669 (CAN$1,673), versus US$1,720 (CAN$1,701) in the comparable period of 2011.

Cost of sales, which includes operating costs, royalties and depreciation and depletion, totalled $20.6 million in the third quarter of 2012, up from $18.2 million in the year-ago period, primarily reflecting the onset of commercial production at the Francoeur Mine on August 1, 2012. The total average cash cost per ounce of gold sold increased to US$1,070 (CAN$1,072) in the third quarter from US$894 (CAN$884) in the comparable period of 2011.

Exploration and project evaluation costs totalled $4.6 million in the third quarter of 2012, up from $3.8 million in third quarter of 2011. This year-over-year increase reflects the extensive deep drilling exploration program currently underway at the Island Gold Mine.

Richmont generated net earnings of $0.3 million, or $0.01 per share, in the third quarter of 2012, compared to net earnings of $6.1 million, or $0.19 per share, in the third quarter of 2011.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

Third Quarter News

Richmont Successfully Retires $10 Million of Debentures

In late September 2012, Richmont announced the early retirement, without penalty, of $10.0 million of debentures held by Mr. Bob Buchan and two members of his immediate family. As a result of the retirement of the debentures, Mr. Buchan resigned from Richmont’s Board of Directors. In conjunction with this news, Richmont announced that Mr. Sidney Horn had stepped down as a member of the Corporation’s Board, but will remain in his role as Corporate Secretary. The successful retirement of the debentures returned Richmont to a position of limited long-term debt levels. For full details, please see the September 24, 2012 press release entitled “Richmont Mines announces the immediate retirement of CAN$10 million debenture”.

$26 Million Private Placement Completed

The Corporation completed a non-brokered private placement with four institutional funds in late September 2012. Under terms of the placement, Richmont issued 5.97 million common shares at $4.35 per common share which generated a total cash consideration of $26.0 million. The offering increased the Corporation’s shares outstanding from 33.6 million to 39.6 million, and its cash position to $66.2 million. The net proceeds of the offering will be used for working capital purposes and to fund Richmont’s future growth. Please see the September 26, 2012 press release entitled “Richmont Mines Inc. closes CAN$26 million private placement” for additional details.

Deep Drilling at Island Gold Continues to Generate Positive Results

Richmont released additional results from the 35,000 metre deep drilling exploration program underway at the Island Gold Mine. Results suggest that the C Zone is currently the most continuous of the four previously identified zones, and that it appears to be a continuation at depth of the zone currently being mined at Island Gold. New cut grade, true width drill results include 31.60 g/t Au over 6.59 metres, 27.16 g/t Au over 10.62 metres and 14.21 g/t Au over 8.02 metres. The Corporation’s objective with this program is to establish resources below the current infrastructure of the Island Gold Mine, which currently reaches a maximum depth of approximately 400 metres below surface. In addition, Richmont is evaluating the potential construction of an exploration shaft in order to accelerate and further identify deep resources at Island Gold. Please see the September 10, 2012 press release entitled “New deep drill results reaffirm promising potential at depth at Island Gold Mine” for additional details.

Monique Exploration Program

Richmont submitted the required documentation for the permitting for a small open-pit on the Monique exploration project, located near Val-d’Or, Quebec, in November 2011. The Corporation’s main objective for this asset in 2013 is to process a 5,000 tonne bulk sample from this property at the Camflo Mill, in order to confirm previously completed grade evaluation, metallurgical recovery estimation and overburden slope parameters. The Monique property has Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold.

W Zone

The Corporation continued to advance exploration work on the W Zone, a near-surface satellite deposit on the Beaufor Mine property, during the quarter. Specifically, an additional 244 metres of the planned ramp were completed during the third quarter of 2012, bringing the total completed exploration ramp to 846 metres. The Corporation spent a total of $2.7 million in the third quarter and $7.9 million in the first nine months of 2012 on property, plant and equipment, and exploration efforts on this zone. Exploration work is expected to be completed in 2013, after which Richmont will extract a bulk sample for processing at the Camflo Mill.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

Wasamac Exploration Program

Efforts to optimize the Wasamac project mine design throughout 2012 continue to progress well, with emphasis being focused on the Main Zone where results from completed exploration demonstrate that the geometry, grade, widths and metallurgy appear to be the most promising. The Corporation currently has three exploration drills operating on this area with the objective of improving definition and expanding the resource base. Richmont is similarly continuing efforts to assess the economic impact of a smaller scale operation that would initially focus on the Main Zone only, but would be scalable over time to take advantage of beneficial economic conditions. The Corporation expects to complete approximately 55,000 metres of exploration drilling on the property in 2012, and will continue to update the market as results from these efforts become available.

Beaufor Mine – 5 Years (1 Million Hours) Without a Lost-Time Accident
During the quarter, the Beaufor Mine achieved a truly remarkable milestone for a narrow vein gold mine, namely 5 years (1 million hours) without a lost-time accident. This accomplishment is a testament to the skilled and cohesive nature of the entire team at Beaufor, and the Corporation wishes to extend its sincere congratulations.

Nine-Month Review

Precious metals revenue for the first three quarters of 2012 totalled $79.3 million, down 8% from the $86.0 million in revenue for the same period in 2011. This reflects a 16% decrease in the number of ounces of gold sold, the effects of which were partially mitigated by a 10% increase in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling and depreciation and depletion, amounted to $57.6 million for the first nine months of 2012, up 10% over $52.4 million during the same period in 2011. This was primarily due to a 20% increase in tonnage from the Beaufor Mine, the onset of commercial production at the Francoeur Mine on August 1, 2012, and higher mining costs at the Island Gold Mine. Average cash cost per ounce were US$1,040 (CAN$1,042) for the first nine months of 2012, versus US$801 (CAN$792) in the comparable period of 2011, with the increase primarily a reflection of lower recovered grades at Island Gold and Beaufor mines and the inclusion of commercial production from Francoeur Mine at a higher cost per ounce.

Exploration and project evaluation costs were $14.2 million during the first nine months of 2012, up from $8.0 million during the same period in 2011. This year-over-year cost increase primarily reflects the Corporation’s extensive exploration program at depth at the Island Gold Mine, and ongoing exploration efforts at the Wasamac gold property and the Beaufor mine.

For the first nine months of 2012, Richmont generated an adjusted net earnings of $0.8 million, or $0.02 per share, which excluded a one-time severance cost of $2.0 million ($1.5 million after-tax) that was paid to the Corporation’s past President and CEO, and a $33.2 million ($27.9 million after-tax) write-down on the Francoeur Mine. During the comparable period of 2011, the Corporation generated adjusted net earnings of $17.5 million, or $0.55 per share, which excluded a $3.0 million ($2.3 million after-tax) gain on the sale of the Valentine Lake property.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

Financial Position and Capital Structure

At September 30, 2012, Richmont cash and cash equivalents were $66.2 million, compared with $63.5 million at December 31, 2011. This reflects the $7.6 million of cash flow generated from operating activities year-to-date and $26.0 million generated from the issuance of common shares following the private placement completed at the end of September, partially offset by the $31.5 million spent on investment activities in the first nine months of 2012 at the Corporation’s producing mines and advanced exploration projects. As of September 30, 2012, Richmont Mines had 572 employees, working capital of $66.6 million, 39.6 million shares outstanding, no gold or currency hedging contracts and limited long-term liabilities.

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Tonnes	56,079	63,472	177,490	194,712
Head grade (g/t)	5.55	5.99	5.53	6.19
Gold recovery (%)	96.74	95.72	96.27	96.00
Recovered grade (g/t)	5.37	5.73	5.32	5.94
Ounces sold	9,688	11,693	30,377	37,209
Cash cost per ounce (US$)	850	801	884	740

During the third quarter of 2012, the Island Gold Mine processed 56,079 tonnes of ore at a grade of 5.55 g/t, and 9,688 ounces of gold were sold at an average price of US$1,673 (CAN$1,677) per ounce. For the same period last year, 63,472 tonnes of ore were processed at a grade of 5.99 g/t, and 11,693 ounces of gold were sold at an average price of US$1,733 (CAN$1,714) per ounce. Processed tonnage from the Island Gold Mine declined year-over-year in the third quarter, reflecting higher gold inventories in the circuit not stripped at quarter end. This, combined with a slightly lower processed grade, resulted in lower gold ounce sales compared to the year-ago period. Third quarter production cash costs at Island Gold increased to US$850 (CAN$852) in 2012, from US$801 (CAN$792) for the same period last year, primarily reflecting the slightly lower recovered grade.

For the first nine months of 2012, 177,490 tonnes of ore were processed at a grade of 5.53 g/t, and 30,377 ounces of gold were sold at an average price of US$1,656 (CAN$1,660) per ounce. This compared to tonnage of 194,712 at a grade of 6.19 g/t, and gold sales of 37,209 ounces at an average price of US$1,523 (CAN$1,506) in the comparable nine month period of 2011. Lower tonnage and grades resulted in cash costs per ounce sold increasing to US$884 (CAN$886) in the first nine months of 2012 versus US$740 (CAN$732) in the comparable period of 2011.

The Corporation continues to anticipate that the Island Gold Mine will produce 40,000 to 45,000 ounces of gold in 2012, and 45,000 to 50,000 ounces in 2013.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Tonnes	32,470	26,801	90,196	74,944
Head grade (g/t)	5.10	7.32	5.48	8.42
Gold recovery (%)	97.72	97.38	97.95	98.27
Recovered grade (g/t)	4.98	7.12	5.36	8.28
Ounces sold	5,202	6,139	15,554	19,942
Cash cost per ounce (US$)	1,292	1,069	1,279	914

During the third quarter of 2012, 32,470 tonnes of ore were processed from the Beaufor Mine at a grade of 5.10 g/t, and 5,202 ounces of gold were sold at an average price of US$1,669 (CAN$1,673) per ounce. In the comparable quarter of 2011, 26,801 tonnes of ore were processed at a grade of 7.32 g/t, and 6,139 ounces of gold were sold at an average price of US$1,695 (CAN$1,677) per ounce. Cash costs at the Beaufor Mine increased to US$1,292 (CAN$1,295) per ounce sold in the third quarter of 2012, compared with US$1,069 (CAN$1,058) in the comparable quarter of 2011, reflecting a lower grade that stemmed from a combination of a higher percentage of development ore being processed in the quarter, and a higher dilution rate in one long-hole stope and one low-grade room and pillar that were mined during the quarter.

During the first nine months of 2012, 90,196 tonnes of ore were processed from the Beaufor Mine at a grade of 5.48 g/t, and 15,554 ounces of gold were sold at an average price of US$1,659 (CAN$1,663) per ounce. In the comparable period of 2011, 74,944 tonnes of ore were processed from the Beaufor Mine at a grade of 8.42 g/t, and 19,942 ounces of gold were sold at an average price of US$1,520 (CAN$1,503) per ounce. Year-to-date cash costs per ounce were US$1,279 (CAN$1,282) in 2012 versus US$914 (CAN$904) in the comparable period of 2011, with the annual increase driven by a lower recovered grade.

The Corporation expects the Beaufor Mine to produce 20,000 to 25,000 ounces of gold in both 2012 and 2013.

Francoeur Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Tonnes	16,023	-	16,023	-
Head grade (g/t)	3.61	-	3.61	-
Gold recovery (%)	96.91	-	96.91	-
Recovered grade (g/t)	3.50	-	3.50	-
Ounces sold	1,801	-	1,801	-
Cash cost per ounce (US$)	1,608	-	1,608	-

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

During the third quarter of 2012, its first quarter of commercial production, 16,023 tonnes of ore were processed from the Francoeur Mine at a grade of 3.61 g/t, which generated gold sales of 1,801 ounces at an average price of US$1,646 (CAN$1,650) per ounce. Elevated cash cost per ounce levels of US$1,608 (CAN$1,612) during the period reflect the fact that this was the mine’s first quarter of commercial production and, as such, targeted production levels of 11,000 tonnes per month have not yet been achieved. While there are stopes available for mining, several key production roles need to be filled for targeted production objectives to be realized. The Corporation is diligently working to fill these positions.

Camflo Mill

The Camflo Mill processed a total of 50,562 tonnes during the third quarter of 2012, above the 31,828 tonnes processed during the third quarter of 2011. Year-to-date, a total of 135,281 tonnes were processed at the Camflo Mill, up from tonnage of 80,062 in the year-ago period. The quarterly and year-to-date increases reflect higher tonnage from the Beaufor Mine, and the higher levels of tonnage from the Francoeur Mine following the commencement of commercial production at the beginning of August 2012.

Paul Carmel
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and has recently brought the Francoeur Mine into commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration General Manager, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Exploration costs – Mines
Beaufor	225	238	1,154	788
Island Gold	2,685	1,822	7,684	3,907
Francoeur	139	70	342	148

	3,049	2,130	9,180	4,843
Exploration costs – Other properties
Wasamac	1,943	2,117	6,874	4,840
Monique	154	257	730	2,028
Other	106	26	219	104
Project evaluation	47	45	290	217

	2,250	2,445	8,113	7,189

Exploration and project evaluation before depreciation and exploration tax credits	5,299	4,575	17,293	12,032

Depreciation	61	40	117	113
Exploration tax credits	(724)	(829)	(3,175)	(4,120)

	4,636	3,786	14,235	8,025

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

FINANCIAL DATA
	Three-month period		Nine-month period
	ended September 30,		ended September 30,
CAN$	2012	2011	2012	2011
Results (in thousands of $)
Precious metals revenue	27,920	30,335	79,257	86,005
Net earnings (loss)	316	6,087	(28,520)	19,812
Adjusted net earnings[1]	316	6,087	810	17,475
Cash flow from operating activities	5,183	11,893	7,552	29,135

Results per share ($)
Net earnings (loss) basic	0.01	0.19	(0.85)	0.63
Adjusted net earnings basic[1]	0.01	0.19	0.02	0.55
Net earnings (loss) diluted	0.01	0.19	(0.85)	0.62
Cash flow from operating activities	0.15	0.37	0.23	0.92

Basic weighted average number of common shares outstanding (thousands)	33,914	31,733	33,541	31,517
Diluted weighted average number of common shares outstanding (thousands)	33,961	32,511	34,050	32,124

Average selling price of gold per ounce	1,673	1,701	1,660	1,505
Average selling price of gold per ounce (US$)	1,669	1,720	1,656	1,522
[1] The adjusted net earnings is a financial performance measure with no standard definition under IFRS.
		September 30,		December 31,
		2012		2011
Financial position (in thousands of $)
Total assets		167,011		167,990
Working capital		66,574		68,711
Long-term debt		301		-

SALES AND PRODUCTION DATA
	Three-month period ended September 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2012	9,688	9,549	850	852
	2011	11,693	11,718	801	792
Beaufor Mine	2012	5,202	5,192	1,292	1,295
	2011	6,139	5,225	1,069	1,058
Francoeur Mine	2012	1,801	1,087	1,608	1,612
	2011	-	-	-	-
Total	2012	16,691	15,828	1,070	1,072
	2011	17,832	16,943	894	884

	Nine-month period ended September 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2012	30,377	30,327	884	886
	2011	37,209	37,415	740	732
Beaufor Mine	2012	15,554	15,359	1,279	1,282
	2011	19,942	19,180	914	904
Francoeur Mine	2012	1,801	1,087	1,608	1,612
	2011	-	-	-	-
Total	2012	47,732	46,773	1,040	1,042
	2011	57,151	56,595	801	792
Average exchange rate used for 2011: US$1 = CAN$0.9891
2012 estimated exchange rate: US$1 = CAN$1.0023

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

CONSOLIDATED INCOME STATEMENTS
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

CONTINUING OPERATIONS
Revenues from precious metals	27,920	30,335	79,257	86,005
Cost of sales	20,617	18,194	57,560	52,415

GROSS PROFIT	7,303	12,141	21,697	33,590

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	4,636	3,786	14,235	8,025
Administration	1,874	1,312	8,147	3,937
Loss (gain) on disposal of long-term assets	(4)	-	55	(3,000)
Impairment loss on Francoeur Mine	-	-	33,189	-
Other revenues	(77)	(128)	(545)	(299)

	6,429	4,970	55,081	8,663

OPERATING EARNINGS (LOSS)	874	7,171	(33,384)	24,927

Financial expenses	265	32	646	95
Financial revenues	(150)	(751)	(631)	(974)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	759	7,890	(33,399)	25,806

MINING AND INCOME TAXES	443	1,803	(4,879)	5,994

NET EARNINGS (LOSS) FOR THE PERIOD	316	6,087	(28,520)	19,812

EARNINGS (LOSS) PER SHARE
Basic	0.01	0.19	(0.85)	0.63
Diluted	0.01	0.19	(0.85)	0.62

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
(in thousands)	33,914	31,733	33,541	31,517

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
(in thousands)	33,961	32,511	34,050	32,124

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	September 30,	December 31,
	2012	2011
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	66,153	63,532
Shares of publicly-traded companies	-	893
Receivables and other current assets	2,967	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	10,318	13,176
Inventories	10,118	7,597

	90,472	89,177

RESTRICTED DEPOSITS	684	290

PROPERTY, PLANT AND EQUIPMENT	70,301	77,456

DEFERRED INCOME AND MINING TAX ASSETS	5,554	1,067

TOTAL ASSETS	167,011	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	14,011	12,005
Income and mining tax liabilities	8,969	8,461
Current portion of borrowings	918	-

	23,898	20,466

BORROWINGS	301	-

ASSET RETIREMENT OBLIGATIONS	6,735	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES	2,192	6,705

TOTAL LIABILITIES	33,126	33,856

EQUITY
Share capital	132,109	104,872
Contributed surplus	8,123	6,688
Retained earnings (deficit)	(6,347)	22,173
Accumulated other comprehensive income	-	401

TOTAL EQUITY	133,885	134,134

TOTAL EQUITY AND LIABILITIES	167,011	167,990

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2012
November 8, 2012

CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	316	6,087	(28,520)	19,812
Adjustments for:
Depreciation and depletion	2,830	2,489	7,739	7,307
Impairment loss on Francoeur Mine	-	-	33,189	-
Taxes received (paid)	(1,141)	-	(3,626)	1,635
Interest revenues	(152)	(144)	(541)	(368)
Interest and accretion expenses	217	-	586	-
Share-based compensation	717	310	2,020	730
Accretion expense – asset retirement obligations	17	32	50	95
Loss (gain) on disposal of long-term assets	(4)	-	55	(3,000)
Loss (gain) on disposal of shares of publicly- traded companies	2	(54)	(90)	(97)
Mining and income taxes	443	1,803	(4,879)	5,994

	3,245	10,523	5,983	32,108

Net change in non-cash working capital items	1,938	1,370	1,569	(2,973)

Cash flow from operating activities	5,183	11,893	7,552	29,135

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	(102)	-	(102)
Disposition of shares of publicly-traded companies	388	106	582	175
Restricted deposits	-	-	(394)	-
Interest received	155	136	572	351
Property, plant and equipment – Francoeur Mine	(4,142)	(4,839)	(14,383)	(13,792)
Property, plant and equipment – Island Gold Mine	(1,299)	(917)	(5,854)	(3,505)
Property, plant and equipment – Beaufor Mine	(384)	(1,740)	(1,005)	(3,661)
Property, plant and equipment – W Zone	(2,687)	-	(7,932)	-
Property, plant and equipment – Other	(1,259)	(62)	(2,302)	(311)
Disposition of property, plant and equipment	40	-	105	3,000

Cash used in investing activities	(9,188)	(7,418)	(30,611)	(17,845)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	10,000	-
Payment of convertible debentures	(10,000)	-	(10,000)	-
Issue of common shares	25,981	988	27,495	2,455
Common shares issue costs	(908)	-	(908)	-
Interest paid	(182)	-	(499)	-
Payment of finance lease obligations	(221)	-	(408)	-

Cash flow from financing activities	14,670	988	25,680	2,455

Net change in cash and cash equivalents	10,665	5,463	2,621	13,745

Cash and cash equivalents, beginning of period	55,488	48,312	63,532	40,030

Cash and cash equivalents, end of period	66,153	53,775	66,153	53,775

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).